EXHIBIT 14.1

May 12, 2004

KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

Purpose

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of Keystone Automotive Industries, Inc. and its affiliated entities (the “Company”) consistent with the highest standards of business ethics. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we require adherence to these higher standards.

This Code applies to all of the Company’s directors, officers and employees. We refer to all persons covered by this Code as “Company employees” or simply “employees.” We also refer to our Chief Executive Officer and our Chief Financial Officer as our “principal financial officers.”

Seeking Help and Information

This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face. If you feel uncomfortable about a situation or have any doubts about whether it is consistent with the Company’s ethical standards, seek help. We encourage you to contact your supervisor for help first. If your supervisor cannot answer your question or if you do not feel comfortable contacting your supervisor, contact our General Counsel.

Reporting Violations of the Code

All employees have a duty to report any known or suspected violation of this Code, including any violation of the laws, rules, regulations or policies that apply to the Company. If you know of or suspect a violation of this Code, immediately report the conduct to your supervisor. Your supervisor will contact our General Counsel, who will work with you and your supervisor to investigate your concern. If you do not feel comfortable reporting the conduct to your supervisor or you do not get a satisfactory response, you may contact our General Counsel directly. All reports of known or suspected violations of the law or this Code will be handled sensitively and with discretion. Your supervisor, our General Counsel and the Company will protect your confidentiality to the extent possible, consistent with law and the Company’s need to investigate your concern.

It is Company policy that any employee who violates this Code will be subject to appropriate discipline, which may include termination of employment. This determination will be based upon the facts and circumstances of each particular situation. An employee accused of violating this Code will be given an opportunity to present his or her version of the events at issue prior to any determination of appropriate discipline. Employees who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms. The Company may also face substantial fines and penalties and may incur damage to its reputation and standing in the community. Your conduct as a representative of the Company, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Company.

Policy Against Retaliation

The Company prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. Any reprisal or retaliation against an employee, because the employee, in good faith, sought help or filed a report, will be subject to disciplinary action, including potential termination of employment.

Waivers of the Code

Waivers of this Code for employees may be made only by the chief executive officer of the Company. Any waiver of this Code for our directors or executive officers may be made only by our Board of Directors or an authorized Committee of the Board and will be disclosed to the public if required by law or the rules of the Nasdaq Stock Market.

CONFLICTS OF INTEREST

Identifying Potential Conflicts of Interest

A conflict of interest can occur when an employee’s private interest interferes, or appears to interfere, with the interests of the Company as a whole. You should avoid any private interest that influences your ability to act in the best interests of the Company or that makes it difficult to perform your work objectively and effectively.

Identifying potential conflicts of interest may not always be clear-cut. The following situations are examples of conflicts of interest:

•	Outside Employment. No employee should be employed by, serve as a director of, or provide any services to a company that is a material customer, supplier or competitor of the Company.

•	Improper Personal Benefits. No employee should obtain any material (as to him or her) personal benefits or favors because of his or her position with the Company.

•	Financial Interests. No employee should have a significant financial interest (ownership or otherwise) in any company that is a material customer, supplier or competitor of the Company. A “significant financial interest” means (i) ownership of greater than 1% of the equity of a material customer, supplier or competitor or (ii) an investment in a material customer, supplier or competitor that represents more than 5% of the total assets of the employee.

•	Loans or Other Financial Transactions. No employee should obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with banks, brokerage firms or other financial institutions.

•	Service on Boards and Committees. No employee should serve as a director, trustee or on a committee of any entity (whether profit or not-for-profit) whose interests reasonably would be expected to conflict with those of the Company.

•	Actions of Family Members. The actions of family members of employees at the level of location manager or above, outside the workplace may also give rise to the conflicts of interest described above because they may influence an employee’s objectivity in making decisions on behalf of the Company. For purposes of this Code, “family members” include your spouse or life-partner, brothers, sisters and parents, in-laws and children whether such relationships are by blood or adoption.

For purposes of this Code, a company is a “material” customer if the company has made payments to the Company in the past year in excess of $20,000. A company is a “material” supplier if the company has received payments from the Company in the past year in excess of $100,000. A company is a “material” competitor if the company competes in the Company’s line of business and has annual gross revenues from such line of business in excess of $200,000. If you are uncertain whether a particular company is a material customer, supplier or competitor, please contact our General Counsel for assistance.

Disclosure of Conflicts of Interest

The Company requires that employees disclose any situations that reasonably would be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it to your supervisor or our General Counsel. Your supervisor and our General Counsel will work with you to determine whether you have a conflict of interest and, if so, how best to address it. While conflicts of interest are not automatically prohibited, they must be disclosed and may only be waived as described in “Waivers of the Code” above.

PROTECTION AND PROPER USE OF THE COMPANY’S ASSETS

Loss, theft and misuse of the Company’s assets, in particular its trade secrets, will likely have a direct adverse impact on our business. You are expected to protect Company assets that are entrusted to you and to protect Company assets in general. You are also expected to take steps to ensure that the Company’s assets are used only for legitimate business purposes.

CORPORATE OPPORTUNITIES

Each director, officer and employee owes a duty to the Company to advance our legitimate business interests whenever the opportunity to do so arises. To this end, you are prohibited from:

•	diverting to yourself or to others any opportunity that is discovered through the use of our property or information, or as a result of your position with the Company, unless the opportunity has first been formally presented to and rejected by the Company in writing. Business opportunities must be reported to the General Counsel for review and may only be waived as described above.

•	using the Company’s property or information or your position for improper personal gain or competing with the Company.

CONFIDENTIALITY

Confidential information includes all non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed. You may not disclose the Company’s confidential information, except when disclosure is authorized by the Company or required by law, rule or regulation. You are required to use confidential information solely for the Company’s purposes and you must return all confidential information in your possession when your relationship with the Company is terminated.

FAIR DEALING

Competing vigorously, yet lawfully, with competitors and establishing advantageous, but fair, business relationships with customers and suppliers is a part of the foundation for our long-term success. We applaud this. However, unlawful and unethical conduct, apart from being wrong, and even if it leads to short-term gain, may damage the Company’s reputation and long-term business prospects. Accordingly, it is the Company’s policy that directors, officers and employees must deal ethically and lawfully with our customers, suppliers and competitors in all business dealings. No director, officer or employee should take unfair advantage of another person in business dealings on the Company’s behalf through the abuse of privileged or confidential information or through improper manipulation, concealment or misrepresentation of material facts.

COMPANY RECORDS

Accurate and reliable records are crucial to the Company’s business. The Company’s records are the basis of its earnings statements, financial reports and other disclosures to the public and guide its business decision-making and strategic planning. Company records include booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of business.

All Company records must be complete, accurate and reliable in all material respects. Undisclosed or unrecorded funds, payments or receipts are inconsistent with our business practices and are prohibited. You are responsible for understanding and complying with the Company’s record keeping policy. Ask your supervisor if you have any questions.

ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

As a public company the Company is subject to various securities laws, regulations and reporting obligations. Both federal law and our policies require the disclosure of accurate and complete information regarding the Company’s business, financial condition and results of operations. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

The Company’s principal financial officers and other employees working in the Accounting Department have a special responsibility to ensure that all financial disclosures are full, fair, accurate, timely and understandable. These employees must understand and strictly comply with generally accepted accounting principles and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

COMPLIANCE WITH LAWS AND REGULATIONS

Each employee has an obligation to comply with all laws, rules and regulations applicable to the Company. These include, without limitation, laws covering bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. You are expected to understand and comply with all laws, rules and regulations that apply to your job position. If any doubt exists about whether a course of action is lawful, you should seek advice from your supervisor or our General Counsel.

CONCLUSION

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact your supervisor or the General Counsel. We expect all Company employees, to adhere to these standards.

This Code and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy. We reserve the right to amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time.

NOTE: This Code of Business Conduct and Ethics, as applied to the Company’s principal financial officers, is intended to serve as our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder and as our “code of conduct” required by Rule 4350(n) of the Nasdaq Stock Market Marketplace Rules.

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